Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Governance and Compensation Committee of the

Airgas, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-136463) of Airgas, Inc. of our report dated March 26, 2010 with respect to the statements of financial position of the Airgas, Inc. Deferred Compensation Plan II as of December 31, 2009 and 2008, and the related statements of changes in plan equity for each of the years in the three-year period ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Airgas, Inc. Deferred Compensation Plan II.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 26, 2010